Exhibit 99.1

October 29, 2010

Board of Directors

EXCO Resources, Inc.

12377 Merit Drive, Suite 1700

Dallas, Texas

Gentlemen:

I am pleased to express my interest in acquiring all of the outstanding shares of common stock of EXCO Resources, Inc. (the “Company”) at a cash purchase price of $20.50 per share. I have preliminarily discussed this proposal with Oaktree Capital Management, L.P., on behalf of its funds and accounts under management, Ares Management LLC, on behalf of one or more of its funds under management, and Boone Pickens, and each has expressed an interest in pursuing the acquisition with me.

I believe that $20.50 per share is very compelling and in the best interest of the Company and its public shareholders and that the shareholders will find this proposal attractive. This valuation represents a premium of 38% over today’s closing price of the Company’s common shares. The acquisition would be in the form of a merger of the Company with a newly-formed acquisition vehicle.

I would continue as Chairman and Chief Executive Officer following the transaction and expect that the Company’s senior management team would remain in place. I anticipate continuing to run the business in accordance with our current practice and maintaining the Company’s valuable employee base, which we view as one of its most important assets.

I would expect to reinvest a significant portion of my equity ownership as part of this transaction. The remaining funds necessary to consummate the transaction would come from senior management, outside investment partners and, as needed, third party debt financing.

My familiarity with the Company means that I will be in a position to proceed very quickly with this transaction. I expect that you will establish a special committee of independent directors to consider this proposal on behalf of the Company’s public shareholders with guidance from its own legal and financial advisors. I welcome the opportunity to present this proposal to the special committee as soon as possible.

Of course, no binding obligation on the part of the Company, myself or any of my potential investment partners shall arise with respect to this proposal or any transaction unless and until such time as definitive documentation that is satisfactory to us, recommended by the special committee and approved by the Board of Directors is executed and delivered.

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I look forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to the Company’s public shareholders. Should you have any questions, please contact me.

Sincerely,

Douglas H. Miller